VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy and log-on using the below control number.

CONTROL #

VOTE BY EMAIL

Mark, sign and date your proxy card and email it to vote@vstocktransfer.com

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual General Meeting to be held at 8 Hamasger St., Migdal Ha'Emek, Israel on September 12, 2019, at 4:00 p.m., Israel time.

*** SPECIMEN ***
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

If you do not state whether you are a controlling shareholder or have personal interest with respect to Proposals 2 through 9, your shares will not be voted for Proposals 2 through 9.

Annual General Meeting Proxy Card - P.V. Nano Cell Ltd.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

1. Re-election to the Board of each of Dr. Fernando de la Vega and Dr. Astore Modena;
   a. Dr. Fernando de la Vega ☐ FOR ☐ AGAINST ☐ ABSTAIN
   b. Dr. Astorre Modena ☐ FOR ☐ AGAINST ☐ ABSTAIN

2. Approval and ratification of Dr. Fernando de la Vega position as the chairman of the Board and the chief executive officer of the Company; ☐ FOR ☐ AGAINST ☐ ABSTAIN

   Are you a controlling shareholder in the Company, or do you have a personal interest in the approval of Proposal 2 (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 2)?

   ☐ YES ☐ NO

3. Approval of the compensation policy for the Company's executive officers and directors;

   ☐ FOR ☐ AGAINST ☐ ABSTAIN

   Are you a controlling shareholder in the Company, or do you have a personal interest in the approval of Proposal 3 (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 3)?

   ☐ YES ☐ NO

4. Approval and ratification of indemnification agreements for the Company's executive officers and directors;

   ☐ FOR ☐ AGAINST ☐ ABSTAIN

   Are you a controlling shareholder in the Company, or do you have a personal interest in the approval of Proposal 4 (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 4)?

   ☐ YES ☐ NO

5. Approval and ratification of the insurance policy for the Company's officers and directors;

   ☐ FOR ☐ AGAINST ☐ ABSTAIN

   Are you a controlling shareholder in the Company, or do you have a personal interest in the approval of Proposal 5 (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 5)?

   ☐ YES ☐ NO

Date ____________ **Signature** ______________________ **Signature, if held jointly** ______________________

To change the address on your account, please check the box at right and indicate your new address. ☐

*** SPECIMEN *** AC:ACCT9999 90.00

P.V. NANO CELL LTD.

8 Hamasger St., Migdal Ha'Emek
Israel 2310102

The undersigned, a shareholder of P.V. Nano Cell Ltd. (the "Company"), an Israeli company, hereby appoints Dr. Fernando de la Vega and Mr. Evyatar Cohen, as the true and lawful attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual general meeting of shareholders of the Company to be held on Thursday, September 12, 2019, at the offices of the Company at 8 Hamasger Street, Migdal Ha'Emek, Israel 2310102, at 4:00 p.m. Israel time (9:00 a.m. Eastern time), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, par value NIS 0.01 per share, of the Company (the "Shares") which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law, in the absence of instructions, the shares represented by properly executed and received proxies will be voted "FOR" all of the proposed resolutions to be presented at the Meeting for which the Board recommends a "FOR," except for Proposals 2 through 9.

If you do not state whether you are a controlling shareholder or have personal interest with respect to Proposals 2 through 9, your shares will not be voted for Proposal 2 through 9.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the annual general meeting or any adjournment(s) or postponement(s) thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY'S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

For the definition of the terms "controlling shareholder" and "personal interest", please see the Proxy Statement filed as Exhibit 99.1 to the Form 6-K furnished by the Company to the Securities and Exchange Commission on August 8, 2019.

Shareholders entitled to notice of and to vote at the annual general meeting or at any adjournment(s) or postponement(s) thereof shall be determined as of the close of business on August 8, 2019, the record date fixed by the board of directors of the Company for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the annual general meeting or any adjournments thereof.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

6. Approval of an amendment to the engagement terms of Dr. Fernando de la Vega as chief executive officer of the Company, which is brought for approval as a result of a revision of Dr. de la Vega's annual bonus performance criteria by the compensation committee and Board, increasing the entitlement from up to four monthly retainers to up to five monthly retainers.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Are you a controlling shareholder in the Company, or do you have a personal interest in the approval of Proposal 6 (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 6)?

☐ YES ☐ NO

7. Approval and ratification of the engagement terms of Evyatar Cohen as chief financial officer of the Company.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Are you a controlling shareholder in the Company, or do you have a personal interest in the approval of Proposal 7 (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 7)?

☐ YES ☐ NO

8. Approval and ratification of the engagement terms of Hanan Markovich as chief business development officer of the Company.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Are you a controlling shareholder in the Company, or do you have a personal interest in the approval of Proposal 8 (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 8)?

☐ YES ☐ NO

9. Approval and ratification of the equity grants to the Company's directors and officers.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Are you a controlling shareholder in the Company, or do you have a personal interest in the approval of Proposal 9 (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 9)?

☐ YES ☐ NO

10. Approval and ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company's independent auditors for the year ending December 31, 2015, 2016, 2017, 2018, and 2019, and its service until the annual general meeting of shareholders to be held in 2020.

☐ FOR ☐ AGAINST ☐ ABSTAIN